UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 4.01.	Changes in Registrant’s Certifying Accountant.

As previously disclosed on December 31, 2021, Cenntro Electric Group Limited ACN 619 054 938 (formerly known as Naked Brand Group Limited (“NBG”)) (the “Company”) completed its acquisition (the “Combination”) of the outstanding capital stock of three entities comprising Cenntro Automotive Group (“Cenntro”) and changed its name from Naked Brand Group Limited to Cenntro Electric Group Limited. The Combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and, under such method of accounting, Cenntro was treated as the acquirer for accounting purposes. As a result, following the consummation of the Combination, Cenntro’s financial statements became the financial statements of the Company. Additionally, as previously reported, in connection with the closing of the Combination, the board of directors of the Company adopted resolutions approving the change in the Company’s fiscal year from January 31 to December 31, to match the historical fiscal year of Cenntro.

Prior to the closing of the Combination, BDO Audit Pty Ltd (“BDO”) served as the independent registered public accounting firm to NBG. On February 14, 2022, in light of the fact that Cenntro’s financial statements became the Company’s financial statements following the closing of the Combination, BDO notified the Company and the Australian Securities and Investments Commission (“ASIC”) of its intention to resign as the independent registered public accounting firm of the Company, subject to the consent for its resignation from ASIC as required under the Australian Corporations Act 2001 (Cth) (“Corporations Act”). On April 1, 2022, ASIC consented to BDO’s resignation and, on April 4, 2022, BDO’s resignation became effective.

Subject to ASIC’s consent to BDO’s resignation and effective on April 4, 2022, the Company engaged Marcum Bernstein & Pinchuk LLP (“MBP”) as its independent registered public accounting firm to audit the Company’s financial statements for the year ended December 31, 2021 in accordance with U.S. GAAP and not for the purposes of the Corporations Act. The engagement of MBP was approved by the audit committee (the “Audit Committee”) of the board of directors of the Company and ratified by the board of directors. MBP served as the independent registered public accounting firm of Cenntro prior to the closing of the Combination.

The reports of BDO on the financial statements of NBG for the fiscal years ended January 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report for the year ended January 31, 2020 included a paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. During the fiscal year ended January 31, 2021 and the subsequent interim period preceding their resignation (including the year ended December 31, 2021), there was no disagreement between NBG and BDO, whether or not resolved to the satisfaction of BDO, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of BDO, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements.

During NBG’s two most recent fiscal years or the subsequent interim period preceding BDO’s resignation (including the year ended December 31, 2021), there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) other than the material weakness in NBG’s internal controls identified for the periods ended January 31, 2021 and 2020, relating to (i) management’s lack of maintaining appropriate staffing in its accounting department with the appropriate level of technical expertise and experience, resulting in insufficient oversight of the financial reporting function, (ii) the lack of a formally implemented system of internal control over financial reporting and associated written documentation of such internal control policies and procedures, (iii) the lack of appropriate oversight by the board of directors, especially the audit committee, in ensuring remediation of weaknesses in its financial reporting and internal controls, (iv) the lack of design controls to understand and evaluate non-routine transactions and (v) the lack of regular compensation committee meetings held during the year, which material weaknesses were previously disclosed.

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During the Company’s two most recent fiscal years and the subsequent interim period preceding BDO’s resignation (including the year ended December 31, 2021), the Company did not consult MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided BDO with a copy of the foregoing disclosures and has requested that BDO furnish it with a letter addressed to the SEC stating whether it agrees with the statements set forth above and, if not, stating the respects in which it does not agree. A copy of BDO’s letter, dated April 4, 2022, is filed as Exhibit 16.1 to this report.

The Audit Committee’s decision to engage MBP and BDO’s decision to resign was made as a result of the consummation of the Combination, including the reverse recapitalization nature of the Combination pursuant to which the historical financial statements of Cenntro became the historical financial statements of the Company.

Item 8.01	Other Events

The Company remains subject to obligations under the Corporations Act, including financial reporting obligations that require the Company to prepare, audit and lodge with ASIC financial reports audited in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. As a result, subject to ASIC’s consent to BDO’s resignation and effective on April 4, 2022, the Company appointed Wis Audit Pty Ltd to act as its ASIC-registered independent auditor for the purposes of statutory compliance with the Corporations Act.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, 333-256258 and 333-262039) and the prospectuses included therein.

Exhibits

Exhibit No.	Description
16.1	Letter, dated April 4, 2022 from BDO Audit Pty Ltd addressed to the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 4, 2022

CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer